SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated March 2, 2021.

Autonomous City of Buenos Aires, March 2, 2021

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

(Buenos Aires Stock Exchange)

Ref. Rating of Negotiable Obligations

Dear Sirs:

In accordance with the requirements of Article 3, subsection 30, Chapter I, Title XII of the Rules of the Argentine Securities Commission (the “CNV”), further to the information reported on January 12, 2021, we inform you that S&P Global Ratings (“S&P”) modified YPF S.A.’s (“YPF”) issuer rating to “CCC+”, and to “CCC+” the international rating for YPF’s Senior Unsecured Negotiable Obligations Series LII, LIII and LIV issued under YPF’s Global Medium-Term Debt Securities Program for a maximum total principal amount outstanding at any time of US$10,000,000,000 (ten billion US Dollars) or its equivalent in other currencies, and for YPF’s Series I and Series XIII Unsecured Negotiable Obligations issued under the Simplified Frequent Issuer Regime.

The report issued by S&P is attached as an exhibit hereto.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

Clasificación YPF: No Confidencial

Exhibit No.	Description

99.1	S&P Report dated March 1, 2021

Clasificación YPF: No Confidencial

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 3, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer